News release

Zi Corporation Licenses eZiText to Fujitsu I-Network Systems

Japanese Manufacturer Embeds Zi Technology; Targets Growing Chinese PHS Market

CALGARY, AB, July 23, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has added a new Japanese manufacturer to its growing customer list by licensing its user-friendly eZiText® text input technology to Fujitsu I-Network Systems Limited (FINET), a subsidiary of Tokyo-based Fujitsu Limited (TSE:6702). The agreement provides Fujitsu I-Network Systems the use of Zi technology in Chinese (simplified and traditional) and English languages for Fujitsu-designed handsets being manufactured for the rapidly growing Chinese Handyphone System (PHS) market.

The agreement calls for FINET to pay Zi upfront engineering and implementation fees and additional revenues per handset sold. FINET's handsets embedded with eZiText text input technology are expected to be introduced into the Chinese market during the third quarter of 2003.

The new and emerging PHS wireless communications network, also commonly referred to as the Personal Access System (PAS) in China, was created as a cost effective alternative to traditional wireless and fixed line networks and is particularly suited to densely-populated areas such as those in many parts of China. Market forecasters suggest the Chinese PHS network will grow from 12 million subscribers at the end of 2002 to between 19 million and 25 million at the end of this year.

FINET chose eZiText after careful consideration of the technology and support services, said Kenichi Ogawa, Sales division sales director (Global account sales) of Fujitsu I-Network Systems Limited.

"We evaluated Zi and eZiText and found that Zi offered excellent service and support for its products," said Kenichi Ogawa. "We also found eZiText to be a natural Chinese input system which met our specifications to compete in the growing China market. With the addition of eZiText in our handsets, we have now set a higher standard for input in the PHS market."

The addition of Fujitsu to the Zi customer base is an important inroad into the Japanese original equipment manufacturer (OEM) market, said Gary Mendel, vice president of sales and marketing, Zi Corporation.

"This is an important and significant win for us, as this new relationship with FINET establishes our technology firmly in the PHS technology space, and further increases our leading presence within the China market with this well known brand from Japan," Mendel said.

About Fujitsu I-Network Systems
                Fujitsu I-Network Systems, one of the major subsidiaries of Fujitsu Limited, is in charge of R&D, manufacturing, sales, and support services of all network systems for Fujitsu enterprise customers as a Fujitsu group member company. Fujitsu I-Network Systems is providing Fujitsu enterprise customers with advanced IP network equipment, including backbone IP switches, access routers and switches, IP-PBX, IP-Phone, VoIP gateway, varieties of VoIP application software, and IAD, through Fujitsu Limited or directly. For more information about the company visit www.finet.fujitsu.com (Japanese only).

About Zi Corporation
                 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
Phone: (949) 474-4300	Phone: (403) 233-8875	Phone: (949) 474-4300
E-mail: jill@allencaron.com	E-mail: investor@zicorp.com	Email: len@allencaron.com